Exhibit 99.1

Westport Innovations Inc. Offers Common Shares

VANCOUVER, Nov. 4 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT) announced today that it is offering to sell, subject to market and other conditions, 5,500,000 of its common shares in the United States and Canada pursuant to a preliminary prospectus supplement to its base shelf prospectus dated July 28, 2009. Copies of the U.S. preliminary prospectus supplement can be accessed through the SEC's website at www.sec.gov, and copies of the Canadian preliminary prospectus supplement are available at www.sedar.com.

Morgan Stanley & Co. Incorporated and J.P. Morgan Securities LLC are the joint bookrunners for the offering. Other underwriters include Lazard Capital Markets LLC, Craig-Hallum Capital Group LLC and Northland Capital Markets in the United States, as well as Morgan Stanley Canada Limited and J.P. Morgan Securities Canada Inc. in Canada. The common shares issued under the offering will be listed on The NASDAQ Global Market. Westport has applied to list the common shares issued under the offering on the Toronto Stock Exchange, which listing will be subject to fulfillment of all of the listing requirements of the exchange.

The offering will be made only by means of Westport's preliminary prospectus supplement and accompanying short form base shelf prospectus. Copies of the United States preliminary prospectus supplement, when available, may be obtained from: Morgan Stanley & Co. Incorporated, Prospectus Department, at 180 Varick Street, 2nd Floor, New York, NY 10014, and by phone at (866) 718-1649 or by emailing prospectus@morganstanley.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, and by phone at (631) 254-1735 or (866)-803-9204.

Copies of the Canadian preliminary prospectus supplement, when available, may be obtained from Morgan Stanley Canada Limited, at 181 Bay Street, Suite 3700, Toronto, Ontario M5J 2T3, and by phone at (416) 943-8567; or J.P. Morgan Securities Canada Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, and by phone at (631) 254-1735 or (866)-803-9204.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Note: This document contains forward-looking statements about Westport's planned public offering in the United States and Canada; listing on The NASDAQ Global Market and the Toronto Stock Exchange; information on Westport's business, operations, technology development or the environment in which it operates, and expectations related to the offering and listing. Forward-looking statements are based on Westport's plans, estimates, forecasts and projections and are not guarantees of future results or performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control, including market conditions, investor expectations and business and operating risks. There can be no assurance that Westport will complete the proposed offering or that its common shares will be listed on The NASDAQ Global Market or the Toronto Stock Exchange. Consequently, you should not place any undue reliance on such forward-looking statements.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Investor Relations & Communications, Westport Innovations Inc., Phone: 604-718-2046, Email: invest@westport.com
CO: Westport Innovations Inc.

CNW 17:00e 04-NOV-10